Exhibit 99.1

ICON To Acquire Clinical Trial Services Division of Cross Country Healthcare, Inc.

Acquisition Expands ICON’s Global Resourcing, FSP and Safety Capabilities

DUBLIN--(BUSINESS WIRE)--February 4, 2013--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has agreed, subject to certain closing conditions, to acquire the Clinical Trial Services Division of Cross Country Healthcare, Inc. (NASDAQ:CCRN), for a cash consideration of $52 million, plus an earn-out of up to $3.75 million related to certain performance-based milestones. The transaction is expected to close within the next 30 days.

Cross Country Healthcare’s Clinical Trial Services Division includes leading US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

Commenting on the acquisition, Ciaran Murray, CEO at ICON plc, said: “The demand for flexible resourcing solutions continues to grow as biopharma companies employ a range of outsourcing models to meet their development goals more efficiently. The ClinForce and Assent businesses will significantly expand our resourcing and FSP capabilities in the US and, when combined with DOCS strong European footprint and growing emerging markets presence, gives us the ability to deliver truly global resourcing solutions. Additionally, AKOS enhances our expertise in the areas of pharmacovigilance and drug safety consulting, which are increasingly important capabilities required by our clients.”

This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "expect," "strategy" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, strategic actions, including our success in integrating ClinForce, Assent Consulting and AKOS; general economic and financial conditions; the extent to which we are successful in implementing our strategy, gaining new, long-term relationships with customers and retaining existing ones; the risk of competition on our industry; developments and changes in laws and regulations; and such other factors as discussed in Part I, Item 3 "Risk Factors" in our Form 20-F for the fiscal year ended December 31, 2011. Any forward-looking statement made by us in this release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at http://www.iconplc.com.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leader in healthcare staffing with a primary focus on providing nurse and allied and physician (locum tenens) staffing services and workforce solutions to the healthcare market. The Company believes it is one of the top two providers of nurse and allied staffing services, one of the top four providers of temporary physician staffing services, and one of the top five providers of retained physician and healthcare executive search services. The Company also is a leading provider of education and training programs specifically for the healthcare marketplace. On a company-wide basis, Cross Country Healthcare has approximately 4,000 contracts with hospitals and healthcare facilities, and other healthcare organizations to provide our staffing services and workforce solutions. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

ICON/ICLR-F

CONTACT:
ICON
Brendan Brennan
Chief Financial Officer
+ 353-1-291-2000
or
Sam Farthing
VP Investor Relations
+ 353-1-291-2000
All at ICON
or
Cross Country Healthcare, Inc.
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: +1-877-686-9779
Email: hgoldman@crosscountry.com